

May 22, 2014

<u>Via E-mail</u>
Alan D. Wilson
Chairman, President & Chief Executive Officer
McCormick & Company, Incorporated
18 Loveton Circle
Sparks, Maryland 21152

      Re: **McCormick & Company, Incorporated**
             Form 10-K for the Fiscal Year Ended November 30, 2013
             Filed January 29, 2014
             File No. 1-14920

Dear Mr. Wilson:

We refer you to our comment letter dated April 24, 2014, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Cecilia Blye

                            Cecilia Blye, Chief
                            Office of Global Security Risk

cc: Roger Schwall
        Assistant Director
        Division of Corporation Finance